

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2014

Via E-Mail
Darren J. Tangen
Chief Operating Officer, Chief Financial Officer and Treasurer
Colony Financial, Inc.
2450 Broadway, 6th Floor
Santa Monica, California   90404

Re: Colony Financial, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 001-34456

Dear Mr. Tangen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013 filed February 27, 2014

Note 3 – Investments in Unconsolidated Joint Ventures, page F-15

1.   We note your significant investment in Colony American Homes Operating Partnership. Please provide us with details of your investment in this joint venture and how you have determined to not consolidate this entity. If this entity was determined to be a VIE please explain how you determined that you were not the primary beneficiary.

<u>DEF 14A filed April 1, 2014</u>

<u>General</u>

2.   In future Exchange Act reports, please revise the "say on pay" proposal to comply
        with Compliance and Disclosure Interpretations Exchange Act Rules 169.07.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the
company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

        You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at
(202) 551-3486 if you have questions regarding comments on the financial statements
and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673
or Duc Dang, Special Counsel, at (202) 551-3386 with any other questions.

                                        Sincerely,

                                        /s/ Daniel L. Gordon

                                        Daniel L. Gordon
                                        Branch Chief